Filed by Andrew Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allen Telecom Inc.

Commission File No.: 001-06016

On June 20, 2003, the following document was posted to Andrew Corporation’s internal internet for employees and distributed to Allen Telecom employees.

Welcome to the fourth issue of the Transaction Update, a weekly communication for the people of both Andrew Corporation and Allen Telecom about our pending merger.

In this update, you will find:

•          The New Andrew branding strategy

•          Several branding examples

•          The New Andrew Core Purpose Statement

•          More information about the New Andrew Operating Model

•          E-mail & Andrew intranet access information for Allen people

Please note: this merger is still subject to stockholder approval. Final Andrew Corporation and Allen Telecom stockholder votes will be compiled on July 15, 2003. Once the stockholders of both companies approve the transaction, the merger can be legally implemented.

The New Andrew Branding Strategy

A branding/corporate identity integration team was formed to develop recommendations on what the new Andrew should be called and how our products should be named.  A guiding principle for the team was to maximize the market value perceptions of the new Andrew while building brand equity for the future. Today, Andrew Corporation uses the name Andrew and the flash logo as its brand name, while Allen Telecom uses many brand names including Antenna Specialists, Comsearch, Decibel, Forem, Grayson Wireless, Mikom and TEKMAR.  A group of 13 people with representatives from both Andrew and Allen analyzed the market value of the various brand and company names with consideration of their history, sales revenue, geography and legal issues.  The branding/corporate identity integration team made their recommendations to the senior leadership team at the integration plan review meeting on June 6th where the team’s recommendations were accepted as described below.

To build upon the strength of the Andrew brand name in the marketplace, the Andrew name and flash logo will continue to be the corporate identity for the new Andrew Corporation. To retain the strength of the Antenna Specialists and

Decibel brands, these two names will be used as product “umbrella brands.”  In addition, because of Comsearch’s unique need to remain market-neutral, it will continue to use Comsearch as its brand name, with a tagline that reads “an Andrew Company.”

The following matrix depicts the decisions made about the company name, product umbrella brands and various brand families that will exist under the umbrella or company brands, as applicable for each product category.  The first three columns of the matrix shows what the current company and/or product brands are today. The fourth column is the going-forward company name.  The fifth column shows the umbrella brand name if there is one, and the last column shows examples of product family names.  Please note that this matrix is not inclusive, but has been created as an example of the new Andrew brand strategy.

Brand Matrix Example

Product Type	Allen Today	Andrew Today	“New” Andrew	“New” Umbrella Brand	“New” Brand Family
Base Station Antennas	Decibel	PerforMax™	Andrew	Decibel	Diversity Master™ Commander® dB Director®
Mobile Antennas	Antenna Specialists	—	Andrew	Antenna Specialists	Constellation™ Mosaic® “On-Glass”®
In-building Coverage	TEKMAR	InCell™	Andrew	—	BriteCell®
Repeaters	Mikom	InCell™	Andrew	—	Node-M®
Filters	Forem	—	Andrew	—	—
Geo-location for Enhanced 911	Grayson Wireless	—	Andrew	—	Invex3G™ Interpreter™ Geometrix® Wireless Location System
Microwave Frequency Coordination	Comsearch	—	Comsearch	—	iQ?clear® iQ?link®

Additional branding examples can be seen in the attached file, branding examples.

Now that the integration executive team has approved this high level branding strategy, the branding/corporate identity integration team is working on the detailed implementation plan to communicate this to customers, vendors, and the media, as applicable. Direct e-mail and mail campaigns, advertising, public relations efforts and dedicated brochures are among the tools that will be used to communicate this message to the various identified audiences.

The New Andrew Core Purpose Statement

What is the purpose of new Andrew?  Where is the company going?  How are we going to get there?  These are questions that the Senior Executive Integration Team wrestled with several weeks ago in order to set the context for the integration planning currently being done.  The result of their answers to these questions is what’s being called The New Andrew Core Purpose Statement:

The New Andrew Corporation exists to deliver innovative and essential communications equipment and solutions that connect the world.

The elements of this core purpose, decided upon with much precision and a great deal of debate are described below:

This core purpose statement will be used to drive the decisions that are made in Andrew Corporation now, during and after the integration.

Operating Model — Corporate Functions

Last week’s Transaction Update introduced the Operating Model for the new Andrew. The Operating Model defines how the new Andrew will function to support the strategy set by senior management. It addresses areas such as the manufacturing model, cost allocations for facility sharing, transfer pricing, and the roles and responsibilities of the corporate functions. The Operating Model is designed to be flexible enough to evolve with strategic initiatives while maintaining accountability in the organization.

Today we’re focusing on the Operating Model as it relates to the Corporate Functions of the new Andrew — Legal, Finance & Accounting, MIS, HR,

Purchasing, Marketing Communications and Quality.  The Operating Model calls for the new Andrew to have both centralized and decentralized aspects for each of the corporate functions.  In general, although the specifics for each individual corporate function will be different, there will be a global model for standards and approach of corporate functions with local implementation.  This means that the centralized aspect of the function will be responsible for setting global policies, standards and processes, while the decentralized aspect of the function will implement the functional responsibilities appropriately for the specific business unit or location in question.  Attached is an example of centralized and decentralized responsibilities for each function.  Please note that these are not exhaustive, but are offered for illustration purposes.  Guidelines for the centralized and decentralized functions are as follows:

Centralized functions (solid line to the function) must:

•                   Ensure they operate with a “customer service” mindset

•                   Locate resources close to the business wherever possible

•                   Respect the requirement to accommodate specific local needs

•                   Make hiring/firing and performance management decisions only with significant input from group/business unit leaders and HR

Decentralized functions (solid line to the Group/Business Unit) must:

•                   Ensure they operate with a “one company” mindset

•                   Balance local needs with corporate cost goals

•                   Respect the need for standards, consistency, and compliance

•                   Make hiring/firing and performance management decisions only with significant coordination from functional leaders and HR

Representatives from each function in both Andrew and Allen are now working together to identify the detailed responsibilities of both the centralized and decentralized aspects of the function.  Specific responsibilities for each function will be communicated as developed.

E-mail & Andrew Intranet Access Information for Allen Employees

E-mail

On Day 1 (the day the Allen merger is complete), all former Allen (new Andrew!) employees with the exception of Comsearch people will be able to receive e-mail messages using a new Andrew e-mail address.  This address will be in the format:

firstname.lastname@andrew.com (for example, jane.jones@andrew.com)

At the same time, all e-mail addresses people used in Allen prior to Day 1 will still function as they did before.   For example, if a customer sends an e-mail to jane_jones@allentele.com, Jane Jones will receive that e-mail as she does today.  When Jane Jones replies, however, her e-mail address will show as the new Andrew address.  For Comsearch people, because their brand name will remain Comsearch, their e-mail addresses will remain Comsearch as well.  There will be no change in sending or receiving for Comsearch e-mail addresses.

Andrew Intranet

On Day 1, all new Andrew (former Allen) people will be able to access the information portion of Andrew’s intranet site called WebCore.  Accessing this site is as simple as typing http://webcore.andrew.com into any Allen or Andrew web browser and using the following user name and password (this site uses Andrew Domain security which requires a valid Andrew Domain user name and password — please keep these confidential outside of Andrew):

Username:             allen

Password:              webcore

Domain:                 andrew

This will be the way for all new Andrew people to access the information portion of Andrew’s WebCore until the Allen and Andrew networks are fully integrated — 3 to 13 months from now.

Questions/Comments

Thank you for submitting questions via e-mail and your HR representatives.  We will continue to communicate answers and information when we have answers and as long as we are legally allowed to do so. Please be sure to get any additional questions to your local HR Representative who will ensure that all questions are raised to the appropriate integration team as well as the communications team. Alternately, you may submit your question via e-mail to integrationquestions@andrew.com.

Additional Information And Where To Find It
On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.

How we see it	Andrew Base Station Products

How we see it — Andrew Base Station Products

EXAMPLE

Allen	Andrew
CURRENT	
DECIBEL PRODUCTS® An Allen Telecom Company	PerforMax™
Diversity Master™	
Commander	
dB Director®	

FUTURE

ANDREW®

DECIBEL

Diversity Master™

Commander

dB Director®

How we see it	Mobile Antennas

How we see it | Mobile Antennas

EXAMPLE

Allen	Andrew
CURRENT	
antenna specialists An Allen Telecom Company CONSTELLATION™ TALKAROUND® MOSAIC®	ANDREW®

FUTURE

ANDREW.

ANTENNA SPECIALISTS

CONSTELLATION™

TALKAROUND®

MOSAIC®

How we see it	In-Building

How we see it In-Building EXAMPLE

Allen	Andrew
CURRENT	
TEKMAR An Allen Telecom Company BRITECELL®	InCell™

FUTURE

ANDREW®

BRITECELL®

How we see it	In-Building

How we see it

In-Building EXAMPLE

Allen	Andrew
CURRENT	
MIKOM AN ALLEN TELECOM COMPANY	InCell™
Node-M®	
FUTURE	
ANDREW®	
Node-M®

How we see it	Power Amplifiers and Filters

How we see it — Power Amplifiers and Filters

EXAMPLE

Allen	Andrew
CURRENT	
forem An Allen Telecom Company	
FUTURE	
ANDREW.

How we see it

How we see it

EXAMPLE

Allen	Andrew
CURRENT	
Grayson WIRELESS An Allen Telecom Company INVEX3G™ INTERPRETER™ GEOMETRIX WIRELESS LOCATION SYSTEM™	

FUTURE

ANDREW.

INVEX3G™

INTERPRETER™

GEOMETRIX WIRELESS LOCATION SYSTEM™

How we see it

How we see it

EXAMPLE

Allen	Andrew
CURRENT	
COMSEARCH®	
iQ·clear.	
iQ·link.	

FUTURE

COMSEARCH®
An Andrew Company

iQ clear®

iQ link®

Operating Model for Corporate Functions